Filed by AT&T Corp.
              Pursuant to Rule 425 under the Securities Act of 1933
                    and deemed filed pursuant to Rule 14a-12
                    under the Securities Exchange Act of 1934
                           Subject Company: AT&T Corp.
                          Commission File No. 001-01105

                             On March 5, 2002, AT&T
                                 distributed the
                             following information:

                                   (Slide #1)

                                   [AT&T Logo]

                                  David Dorman
                                    President

                                   (Slide #2)


                                   Safe Harbor

The following are "forward-looking statements" which are based on management's beliefs as well as on a number of assumptions concerning future events made by and information currently available to management. The audiences are cautioned not to put undue reliance on such forward-looking statements, which are not a guarantee of performance and are subject to a number of uncertainties and other factors, many of which are outside AT&T's control, that could cause actual results to differ materially from such statements. For a more detailed description of the factors that could cause such a difference, please see AT&T's filings with the Securities and Exchange Commission. AT&T disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. This information is presented solely to provide additional information to further understand the results of AT&T.

Additional Information And Where To Find It

On December 19, 2001, AT&T and Comcast agreed to combine AT&T's broadband business with Comcast. In connection with the proposed transactions, AT&T and Comcast will file a joint proxy statement/prospectus with the Securities and Exchange Commission. Investors and security holders are urged to carefully read the joint proxy statement/prospectus regarding the proposed transactions when it becomes available, because it will contain important information. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents containing information about AT&T and Comcast, without charge, at the SEC's web site at www.sec.gov. Free copies of AT&T's filings may be obtained by directing a request to AT&T Corp., 295 North Maple Avenue, Basking Ridge, NJ 07920, Attention: Investor Relations. Free copies of Comcast's filings may be obtained by directing a request to Comcast Corporation, 1500 Market Street, Philadelphia, Pennsylvania 19102-2148,
Attention: General Counsel.

Participants In Solicitation

AT&T, Comcast and their respective directors, executive officers and other members of their management and employees may be soliciting proxies from their respective stockholders in connection with the proposed merger. Information concerning AT&T's participants in the solicitation is set forth in AT&T's proxy statement for its annual meeting of stockholders, filed with the SEC on March 30, 2001.

                                   (Slide #3)

                      T Communications Services Strengths

                             Operational Excellence
                               Market Opportunity
                              Competitive Strength
                              Financial Flexibility



         Business                                   Consumer

4 M+ customers                              ~60 M customers
$14 B growth services revenue               Leader in long distance voice
Leader in enterprise                        Developing integrated
  customer relationships                      service offerings

                                   (Slide #4)

                          Unparalleled Consumer Assets


                                   60 million
                                    customer
                                  relationships


     Financial                                                   Comprehensive
     Strength                                                       consumer
                                                                    database
                              [AT&T Consumer Logo]

     AT&T's Global                                              World renowned
        Network                                                   AT&T brand


                                     Strong
                                   management
                                      team

                                   (Slide #5)

                             AT&T Business Services
                              Strategic Priorities

Access & Local......Connectivity Services......Managed Services......Outsourcing

- Global  Enterprise  Networking Leader
        - Grow revenue share in Local and Global
        - Grow  Data/IP  revenues  with  industry
        - Maintain  LD Voice revenue share
- Improve "growth" service  profitability
- Maximize scale levers to deliver the lowest unit costs

                                   (Slide #6)

                                Transforming AT&T

Sales and Service

- Deepened bench in sales leadership
- Increased Data/IP and Local sales force
- Simplified  product  offerings
- Revamped  sales  incentive  programs
- Launched Solutions Center


Customer Care and Provisioning

- One  Organization  responsible  for  end-to-end  customer  care
- Realigned resources to build and service  growth  portfolio
- Leverage AT&T Labs resources to focus on customer  priorities
- Engineering and  development  driving process cost reductions
- E-enablement/Concept of One

                                   (Slide #7)

Access & Local
                             Scaling Local Services

- Presence in 85 Cities in 67 MSAs
- Covers ~75% of Business Local Market


[Graphic map of United States showing cities covered]

                                   (Slide #8)

Access & Local

                      Managing Market Profitability Drivers

2001 Annualized
Profitability
% Margin

80%
                                  O
             Omaha X X    O         O     O                           X New York
                                                         O
        x x         O O                   X            X  X    X
                 X                  O                 O         X X
  x          x xxx             O                x                  X
     x                                OO
                   O O               O X
     x
   x   x
                      O Hartford
   X x  X
   x  x
         O
    x  x
     x   x
20%

     0$                                                           $150
                           2001 Annualized Revenue $M


                                                Gross Plant Scale
                                                x < $50M   O < $100M   X < $300M

                                   (Slide #9)

Outsourcing

                               Building Solutions

Leveraging the Network Outsourcing Opportunity

$ Billions
Revenue

100

                                              X $74 B
                           X $65 B
         X $59 B
                                                                      CAGR
                                                                  2000-2004 10%

0
          2002               2003               2004

Source:  IDC, February 2002

                  Growing revenues in long-term value-added relationships

1995                              2000                              2002

            Local Area    Internet          Work-at-home                 Next
              Network     Services              VPN                   Generation
            Management                                                  Network

Transport

                PBX      Call Center          Computer-              Call Center
             Management   Technology          Telephony               Consulting
                          Management         Integration

                                              Corporate
                                              Voice Mail

              Custom Solutions.....Managed Services Offer Incubator

                                   (Slide #10)

Managed Services

                         Establishing Market Leadership

Best Solutions                             e-Infrastructure
Hosting Provider                           - Hosting
- Web Hosting Magazine                     - Intelligent Content
                                             Distribution Services
                                           - Managed Data Storage

Best Overall                               Enhanced Virtual Private Networks
Managed Services Portal                    - Extranets
- Tier 1 Research                          - Intranets
                                           - Remote Access
                                           - IP Security

VPN Market Leader                          High Availability & Security Services
- Yankee Group                             - Ultravailable Solutions
                                           - Business Continuity Assessment
                                           - Managed Firewall Services
                                           - Managed Token Authentication
                                           - Managed Intrusion Detection

AT&T Global VPN Service                    Managed Network Services
- Network Magazine                         - Managed Frame and ATM
  Product of the Year                      - Managed Router Services
                                           - Network Application Services

                                           Internet Access Services
                                           - Managed Internet Services
                                           - Private Label Services

                                   (Slide #11)

Managed Services

                          Enterprise Hosting Continuum

           Increasing Levels of Management and Performance Guarantees
Complexity of Managed
Services

Business Applications                                   AT&T Managed Hosting       AT&T Enhanced
                                                        Managed Hosting            Managed Hosting *New!*
---------------------------- -------------------------- -------------------------- --------------------------
                             Client Managed             - AT&T Provides            - Fully managed
                             Hosting                      Component Level            environment with event
                                                          Management                 correlation across
                                                                                     network, system and
                                                                                     applications
---------------------------- -------------------------- -------------------------- --------------------------
Servers                      - Customer Managed         - Component Level SLAs     - Transaction Level SLAs
Databases
---------------------------- -------------------------- -------------------------- --------------------------
Hardware/Software            - Optional Component       - AT&T Manages             - Operational processes
                               Monitoring                 Standard Vendor "Off       supporting transactional
                                                          the Shelf "Applications    level SLAs
---------------------------- -------------------------- -------------------------- --------------------------
WAN/LAN Management           - Optional Component       - AT&T Obtains Root        - Application Due Diligence
                               Management                 Access                     required to plan, design,
                                                                                     deploy and manage an end
                                                                                     to end environment
---------------------------- -------------------------- -------------------------- --------------------------
Hosting                      - Customer Maintains       - Portal Service           - Portal Service
Data Centers                   Root Access
---------------------------- -------------------------- -------------------------- --------------------------
Network
Services
---------------------------- -------------------------- -------------------------- --------------------------
                             Client Managed             AT&T Managed               AT&T Enhanced Managed
---------------------------- -------------------------- -------------------------- --------------------------

                                   (Slide #12)

                           Global Enterprise Services

           Shift of Value Proposition in Customer Driven Architecture


AT&T as                                                              AT&T as
Integrated                                                           Integrated
Supplier                                                             Supplier

Americas                  Europe        Asia/Pacific               International

                           Services:

                           AT&T Retail Services/Applications

                           - Managed  Data  Services  and  Solutions
                             (GEMS)
                           - Hosting/Co-Location
                           - IP Data
                           - FR/ATM Data
                           - Voice Applications


                           Transport:

                           Target Agreements/AT&T Purchases of Capacity

                           - Commercial Arrangements
                           - Barter/Swaps
                           - Co-Build
                           - Equity Participation

                                  (Slide #13)

                             [Graphic of AT&T Logo]